Executive Summary

Opportunity

Problem

Kansas City currently lacks a sufficient variety of plant-based options to cater to the increasing number of individuals following a vegetarian or vegan lifestyle. Due to this limited selection, there is a significant unmet demand for mushrooms and other plant-based alternatives.

Solution

Mushroom Culture is proud to introduce a brand-new butcher shop style deli concept featuring local mushrooms. Our meat centric take on mushrooms appeals to both meat eaters and non-meat eaters alike.

After months of looking, we have finally found the best possible location for our shop. A high foot traffic area in one of the oldest areas of Kansas City. Our new Midtown Kansas City location is in a historic KC building half a block from Kansas University Medical Center, one of the busiest university hospitals in the Midwest. The new location is also situated in a packed urban area densely populated with our target market.

Market

Our primary market is the 24 to 45-year-old non-meat eating millennial in the downtown Kansas City area. The next category of most likely customers are in the same demo, but these people only occasionally eat meat, and try to eat a mostly vegetarian diet. Both spend nearly $400 per month going out to eat at restaurants.

Competition

Our deli/butcher shop is unique because it exclusively serves mushroom-based vegetarian-friendly food, a niche that is not currently offered by any other eateries in our area. However, there are plenty of other food providers near every single one of our potential customers. These include fast-casual/fast food places, food trucks, grocery stores, delis, butcher shops, even gas stations like Quick Trip all compete for our customer's dollars.

Why Us?

Before commercially cultivating mushrooms, Bryan Alley spent years as a professional chef, and over a decade running small businesses. His decades in sales, food, and farming has culminated in a revolutionary new take on gourmet fungi. We're condensing his years of experience into a streamlined fast-paced rotating menu that puts mushrooms first.

One of our signature dishes is our take on fried chicken and waffles: deep-fried panko & parmesan breaded lion's mane mushrooms, overnight Belgian waffles with browned butter candy cap ice cream. By presenting mushrooms in familiar and enticing ways, we cater to both adventurous vegetarians and traditional meat and potato lovers. Our goal is to create a dining experience that appeals to a wide range of palates and preferences.

Expectations

Forecast

We're expecting to serve an average of 19 customers an hour, with an average spend of approximately $17. We'll be experimenting with different incentives and ideas to increase our average spend and number of customers per hour.

The sandwiches are going to get a lot of marketing attention, and we're banking on them outselling our fresh mushrooms. DoorDash and other platforms will allow us to reach even more customers without needing to hire more staff.

While an average of 19 might sound high, we're going to be doing well publicized pop-up guest chef takeovers every weekend. These types of events have been extremely popular in Kansas City, and we'll be putting a lot of our marketing energy into these weekly events. Our location also benefits from 3rd Friday block parties with live music and food that attract thousands of people just outside our doors.

Here is a break-down of projected customers served every hour on an average per week:

Monday: 10 Tuesday: 10 Wednesday: 9 Thursday: 12

Friday: 21 Saturday: 36 Sunday: 35

To accommodate larger weekend crowds, we'll have two people running the register. We're focusing on fast easy food. Everything needs to be able to be a grab and go, or prepared to order in about 1 minute. All the real work happens before service.

The to-go food will do well in the fall and winter months, though we expect a routine dip in sales around late January through early March. When our catering side comes online, we'll be getting an enormous boost in revenue from April through October from weddings, graduations, etc. Our models factor in seasonal lulls that peak every February.

Financial Highlights by Year



Financing Needed

We need $325 to lease and remodel a building, and purchase supplies and equipment. Here is a breakdown of what we need:

Hoods $10,000, Fryers – $1,500, Range – $1,500, Oven – $800, Warmer – $800, Prep Station – $1,500, Fridge – $2,000, Deli Slicer – $500, Deep Freeze – $5,000, Cases – $10,000, First Order Of Food – $5,000, Pots, Pans, Utensils, Etc – $5,000, Dish Washer – $1,500, Walk-In $4,000, Walk-up Window $10,000, Rent Deposit – $38,000, Renovations – $150,000, Misc $25,000, and the remainder going to backstop the first few months of salaries and loan repayments.

Opportunity

Problem & Solution

Problem Worth Solving

Kansas City is known for some of the best BBQ in the world, however the needs of the vegetarian/vegan community have been largely ignored. Yes, KC does have a smattering of plant based eateries across the metro, but they're still not properly incorporating one of the future's most important ingredients, mushrooms. As meat prices continue to rapidly rise and institutional advocacy against meat consumption gain momentum, we are witnessing a notable divide in the very foundations of the traditional Western diet. Yet the KC Metro is largely under positioned to meet the demand for meatless alternatives.

While mushrooms can never fully replace the protein derived from poultry or livestock, they can still take a significant portion of market share. Given this potential, it's important for our brand to position itself to capitalize on this current and future trend.

Our solution

Introducing a vegetarian mushroom-centric shop in the heart of Kansas City is a groundbreaking move in the world of plant-based cuisine. Our innovative approach makes mushrooms the star of the show, replacing meat as the main character. By presenting mushrooms in a familiar way, a traditional butcher shop/deli, we aim to help our customers effortlessly incorporate plant-based choices into their diets. Showcasing raw mushrooms as cuts of meat in a deli / butcher shop will change the psychology of our market, and we predict, the world.

The meteoric rise of brands like Impossible Burger has already set the tone and created record demand for meat alternatives. Unfortunately, these alternatives are extremely processed and unhealthy replacements for meat. Our brand will help fill the demand others have created with fresh local food. With offerings like mushroom Bolognese lasagna and fried "chicken" sandwiches, we'll convert even the most ardent meat eaters to loyal customers.

By partnering with a local mushroom farms, Mushroom Culture will be able to supply its main ingredient at a considerable discount compared to nearly everyone else.

Target Market

Our social media ads show a heavy 64% male response, while our retail sales skew towards the inverse with 3 out of 5 customers being female. The ads draw more men, but our in person sales lean female. With our brick and mortar retail experience and social media presence, we can hit every segment of the Kansas City Metro (approximately 2.4 million).

Of that 2.4 million, approximately 700,000 are in the 24 – 45 age group. National averages show that between 6% and 15% of the population claim to be vegetarian or vegan. That's 40k to 105k potential customers that haven't been receiving the standard of service and options that we offer. Naturally we won't stop our marketing efforts with low-hanging fruit. We will be employing several tactics and strategies to encourage meat eaters to see mushrooms as a way to enhance their meat dishes.

Competition

Current alternatives

Kansas City has a few vegetarian/vegan eateries and catering businesses that will draw away customers. Even Mr. Goodcents has a pretty decent veggie sandwich. Finding good tasting vegetarian food is far from impossible in most large cities, and KC is no different. Fortunately, zero vegetarian deli/butcher shops exist, but there are a few beloved butcher shops in the area that will compete for our meat loving customers. Some of these butcher shops do carry mushrooms, but our selection will be larger and priced lower.

When you factor everything in, any establishment that serves food, raw or processed, will compete for our customer's dollars.

Our advantages

Being first grants an enormous advantage. While everyone else scrambles to copy us, we will establish our brand as a dominant trend setter for mushroom culture. Branding ourselves with a clean, stylish, modern aesthetic, our company will show mushrooms in a light that few, if any, have before. We're fortunate to have talented and seasoned marketing / art department professionals in-house ready to take our social media presence to the next level.

Partnering with a local commercial mushroom farm will allow Mushroom Culture to supply its main ingredient at a considerable discount compared to anyone else in the region. Later down the road, we will vertically integrate our own supply of mushrooms to further drive down our costs.

Execution

Marketing & Sales

Marketing Plan

We have three extremely talented consultants we're working with to polish our look and make our marketing efforts cohesive.

Matt Lett will be doing the heavy lifting on our social media platforms, and has already proven himself as an effective social media manager. Our goal for instagram will be 30,000 followers within the first year. Monica Alley will be the art director for most of our content. She's a commercial stylist and responsible for the look and feel of the brand.

At least 1% of revenue will go towards advertising. Most of the spending will be split between payroll, photo shoots, and boosting campaigns on instagram/tiktok, etc. Different markets will require different approaches.

Sales Plan

The layout of the customer area will give a relaxed yet refined comfortable space to shop from. Monica will style the interior and select signage and menu layouts that are easy to read and pleasant to look at. A simple pos system split by as many as 3 operators will accept cash, card, or payment apps.

We're going to leverage all our relationships with the areas best chefs to host weekly pop-up takeovers of our kitchen. This will allow for both businesses to benefit from social media promotion and general cross promotional activities. Yoli Tortilla has already modeled the success of this strategy with lines wrapped around the building on the weekends she hosts these events.

Our plan is to start freezing and packaging our frozen lions mane patties as soon as possible. We already have orders ready from many of the area's busiest BBQ restaurants. Leveraging our local demand, Mushroom Culture will position itself to expand into the wholesale frozen food business.

Operations

Locations & Facilities

We've secured a contingent lease at 1803 W 39th St, Kansas City, MO 64111. This site checks every box from our list of needs and wants for a new building. Heavy daytime foot traffic. Densely populated with Millennials, our target market. Prominently positioned retail storefront space on a well-trafficked sidewalk. Perfectly sized to meet our current and future needs.

Mushroom Culture ended mushroom production operations as of 6/05/23 to focus on our new food concept. We're partnering with Myco Planet (a local KC mushroom farm) to deliver our locally produced mushrooms at a favorable price of $5 - $7 per pound depending on quantity. This partnership allows our brand to reposition itself with a relatively small footprint, while keeping the door open to resume in-house mushroom production at a later date.

Technology

We currently use FreshBooks accounting software for all invoicing and acceptance of online payments. The retail location will use subscription software to track inventory, process electronic payments from all widely accepted forms of e-payments, and track food tickets.

We currently have a work van and truck, a triple sink, materials for a walk-in, some furnishings, and a prep table, but will need to purchase the other equipment and appliances. There is no shortage of used commercial kitchen equipment, and we should be able to procure everything for just under $56K.

One of our longtime customers is the owner of 3 successful restaurants in the KC metro. He is hvac certified and has agreed to work with us on anything related to hvac and walk-in cooler installation and parts.

Milestones & Metrics

Milestones Table

Milestone	Due Date

Revenue, input costs, payroll, and margins are our main focus right now. We're entering a fairly low margin business with lots of perishable food inventory and high employee turnover. Keeping on top of all the key metrics is imperative for our success.

Company

Overview

Ownership & Structure

Mushroom Culture is currently operated as an llc.

Company history

Since childhood, Bryan has been fascinated with foraging and cooking. The experience of finding his own food in nature gave him a deep sense of confidence and self-sufficiency. His love of the natural world sparked a lifelong passion for exploring the bounties of the earth, especially wild mushrooms like morels, oysters, and lion's mane.

Foraging naturally led Bryan to explore the culinary world, which in turn led to several years training as a professional chef. The kitchen gave him another view of mushrooms and other locally foraged items. Years later, he started a mushroom farm. From the forest, to the farm, and on to the fork, Bryan has seen mushrooms from every angle.

Since 2019, Mushroom Culture has been commercially producing gourmet mushrooms for the Kansas City restaurant scene. Most downtown Kansas City locally owned restaurant's top chefs used our mushrooms at least seasonally. We see a great opportunity to leverage our brand to launch a first of its kind food concept.

Team

Management team

Monica and Bryan will split the administrative tasks of running the shop. Both will be responsible for managing our end of the books, managing employees, ordering, tax preparation, inventory, etc. They will both take on any roles needed where gaps in labor appear as the business grows. Both will be responsible for any task from washing dishes to prep work in the kitchen.

Over the course of our first calendar year, we will groom one of our employees to start taking on more responsibilities in the shop.

Bryan's skills were honed over years of operating his own clothing business and commercially growing mushrooms. Owning and operating a business is the best experience a person can have when starting a new business. The years of running these operations gave Bryan valuable experience hiring and managing several employees, accounting / tax compliance, and the on the job training required for any successful small business owner. He also spent several years as a chef, giving him invaluable expertise in the culinary arts, which lends a considerable advantage over other farmers. Lastly, he has been commercially growing mushrooms for nearly 4 years, and has banked a lot of experience successfully dialing in an operation in the most difficult of situations.

Matt Lett and Monica Alley will run our social media accounts and advise us on anything related to the look and feel of our brand. For the last several years, Matt Lett has been developing social media strategies for brands. He's one of the best people we could have hoped to have on our team to lead our social media efforts.

Assisting Matt, Monica will focus on conceptualizing, styling, and directing photo shoots and content creation. She is a commercial stylist with a strong background in art. Monica is responsible for the actual look and feel of the brand.

Advisors

We're fortunate to have Jason Henning, Bryan's Cousin, as an advisor. He has decades of experience owning and acquiring multi million dollar companies all over the world. He's a wealth of business related experience.

Juan Carlos is an expert branding consultant and will be kept on retainer. JC has years of experience developing projects from the ground up.

Financial Plan

Forecast

Key assumptions

We're expecting to serve an average of 19 customers an hour, with an average spend of approximately $17. We'll be experimenting with different incentives and ideas to increase our average spend and number of customers per hour.

The sandwiches are going to get a lot of marketing attention, and we're banking on them outselling our fresh mushrooms by a huge margin. DoorDash and other platforms will allow us to reach even more customers without needing to hire more staff.

While an average of 19 customers might sound high for a new restaurant, we're going to be doing well publicized pop-up guest chef takeovers every weekend. These types of events have been extremely popular in Kansas City. We expect long lines, and will be giving free food and coffee/tea. Our neighborhood also hosts 3rd Friday parties with live music, which draws in thousands of additional customers to our street. Between the weekend popups and the monthly block parties, we predict no problem hitting these averages.

Our hot food will be extremely fast items that are either scooped, ladled, tossed together, or reheated in a fryer/oven in under 60 seconds. The food is so good nobody can tell it's been frozen, and that makes the service so much faster and stress-free. This location is one of the best places for consistent foot traffic in all of Kansas City.

KU Medical Center (which is 1/2 block from our building) received a 50% increase in funding in 2019, which has led to an increase of thousands of students, doctors, staff, and patients that has only recently materialized. This hospital now has over 5,000 employees and nearly 4,000 students. This location is also densely packed with our core demographic, millennials. In addition, a large parking garage is scheduled to be delivered directly behind our building by our opening day. A $64 million apartment building with 226 units will be built right next to the parking garage, and projected to be delivered October 2024.

Here is a break-down of projected customers served every hour on an average week:

Monday: 10 Tuesday: 10 Wednesday: 9 Thursday: 12

Friday: 21 Saturday: 36 Sunday: 35

To accommodate larger weekend crowds, we'll have two people running the register. We're focusing on fast, easy food. Everything needs to be able to be a grab and go, or prepared to order in about 1 minute. All the real work happens before service.

The to-go food will do well in the fall and winter months, though we expect a routine dip in sales around late January through early March. When our catering side comes online, we'll be getting an enormous boost in revenue from April through October from weddings, graduations, etc. Our models factor in seasonal lulls that peak every February.

Using these assumptions, we are projecting over $500,000 in profit by our second year. We're factoring in 5% waste costs due to spoilage/shrink and 1% of revenue will go towards marketing.

Revenue by Month



Expenses by Month



Net Profit (or Loss) by Year



Financing

Use of funds

The $114K estimated renovation cost will cover the walk-up window, HVAC, plumbing, electricity, equipment installation, drywall, shelving, decorations, a large custom refrigerated display case. The initial equipment cost of $56k will cover all the tools, appliances, etc needed to launch. Other than the hoods, all commercial equipment will be purchased used to cut down on costs.

Hoods $10K, Cases $10k, Deep Freeze $5k, First Order Of Food $4k, Convection Oven $4k, Pots/Pans/Utensils $3k, Fryers $1500, Dish Washer $1500, Range $1500, Oven $800, Warmer Station $800, Prep Station $1500, Refrigerator $2k, Deli Slicer $500,misc $10,000
Total- $56,100

Matt and Bryan will do a lot of the light construction work, and we're fortunate to have electricians and carpenters in the family to help with the bulk of the process. Another restaurant owner is helping with airflow and cooling, which will drastically reduce our walk-in and hvac expenditures.

Rent is $6.8k per month. Initial labor and input costs will round out the rest of our capital needs. Our lease requires a 6 months rent security deposit.

Matt Lett and Bryan will take a small token salary for the first year or so before ramping up their pay to more commensurate levels as sales increase.

Sources of Funds

We are planning a Mainvest campaign this summer with a minimum raise of $300,000 and a maximum of $500,000.

Statements

Projected Cash Flow Statement

	2024	2025	2026	2027	2028
Net Cash Flow from Operations					
Net Profit	$48,805	$542,205	$679,960	$972,735	$1,540,000
Depreciation & Amortization	$2,591	$2,591	$2,591	$2,591	$2,591
Change in Accounts Receivable	$0	$0	$0	$0	$0
Change in Inventory					
Change in Accounts Payable	$0	$0	$0	$0	$0
Change in Income Tax Payable	$12,201	$26,107	$6,847	$15,888	$35,503
Change in Sales Tax Payable	$32,054	$21,004	$21,462	$25,687	$35,071
Change in Prepaid Revenue					
Net Cash Flow from Operations	**$95,652**	**$591,908**	**$710,861**	**$1,016,902**	**$1,613,166**
Investing & Financing					
Assets Purchased or Sold	($20,300)				
Net Cash from Investing	**($20,300)**				
Investments Received					
Dividends & Distributions					

Change in Short-Term Debt	$51,126	$10,001	$11,957	$14,297	($71,252)
Change in Long-Term Debt	$237,721	($61,127)	($73,084)	($87,381)	($16,129)
Net Cash from Financing	**$288,846**	**($51,126)**	**($61,127)**	**($73,084)**	**($87,381)**
Cash at Beginning of Period	$0	$364,198	$904,980	$1,554,714	$2,498,532
Net Change in Cash	$364,198	$540,782	$649,734	$943,818	$1,525,785
Cash at End of Period	**$364,198**	**$904,980**	**$1,554,714**	**$2,498,532**	**$4,024,317**

Projected Profit and Loss

	2024	2025	2026	2027	2028
Revenue	**$1,026,575**	**$2,028,416**	**$2,950,762**	**$4,219,223**	**$5,695,955**
Direct Costs	**$425,092**	**$801,470**	**$1,103,855**	**$1,538,493**	**$2,075,167**
Gross Margin	$601,483	$1,226,946	$1,846,907	$2,680,730	$3,620,788
Gross Margin %	**59%**	**60%**	**63%**	**64%**	**64%**
Operating Expenses					
Salaries & Wages	$155,770	$330,662	$714,470	$1,122,747	$1,327,141
Employee Related Expenses	$31,154	$56,952	$130,614	$202,149	$243,028
Rent	$64,000	$76,800	$76,800	$76,800	$76,800
Insurance	$6,000	$7,200	$7,200	$7,200	$7,200
Utilities	$10,500	$12,600	$12,600	$12,600	$12,600
Initial Equipment & Startup Purchases	$56,000				
Renovations	$150,000				
Licenses, Fees	$6,500				
Linen Service	$2,000	$2,400	$2,400	$2,400	$2,400
Waste Oil	$2,500	$3,000	$3,000	$3,000	$3,000
Pest Control	$750	$900	$900	$900	$900
Maintenance & Repairs		$1,500	$1,800	$1,800	$1,800
Music	$310	$372	$372	$372	$372
Security	$1,200	$1,200	$1,200	$1,200	$1,200
Software Expenses	$2,200	$2,400	$2,400	$2,400	$2,400
Trash	$1,800	$1,800	$1,800	$1,800	$1,800

Restroom / Cleaning Supplies	$825	$900	$900	$900	$900
Total Operating Expenses	**$491,509**	**$498,686**	**$956,456**	**$1,436,268**	**$1,681,541**
Operating Income	**$109,974**	**$728,259**	**$890,451**	**$1,244,462**	**$1,939,247**
Interest Incurred	$46,376	$47,910	$37,909	$25,952	$11,655
Depreciation and Amortization	$2,591	$2,591	$2,591	$2,591	$2,591
Gain or Loss from Sale of Assets					
Income Taxes	$12,201	$135,552	$169,990	$243,183	$385,000
Total Expenses	**$977,770**	**$1,486,210**	**$2,270,802**	**$3,246,488**	**$4,155,955**
Net Profit	**$48,805**	**$542,205**	**$679,960**	**$972,735**	**$1,540,000**
Net Profit / Sales	**5%**	**27%**	**23%**	**23%**	**27%**

Projected Balance Sheet

	2024	2025	2026	2027	2028
Cash	$364,198	$904,980	$1,554,714	$2,498,532	$4,024,317
Accounts Receivable	$0	$0	$0	$0	$0
Inventory					
Other Current Assets					
Total Current Assets	**$364,198**	**$904,980**	**$1,554,714**	**$2,498,532**	**$4,024,317**
Long-Term Assets	$20,300	$20,300	$20,300	$20,300	$20,300
Accumulated Depreciation	($2,591)	($5,183)	($7,774)	($10,366)	($12,957)
Total Long-Term Assets	**$17,709**	**$15,117**	**$12,526**	**$9,934**	**$7,343**
Total Assets	**$381,906**	**$920,097**	**$1,567,240**	**$2,508,466**	**$4,031,660**
Accounts Payable	$0	$0	$0	$0	$0
Income Taxes Payable	$12,201	$38,308	$45,155	$61,043	$96,546
Sales Taxes Payable	$32,054	$53,058	$74,520	$100,207	$135,278
Short-Term Debt	$51,126	$61,127	$73,084	$87,381	$16,129
Prepaid Revenue					
Total Current Liabilities	**$95,381**	**$152,493**	**$192,759**	**$248,631**	**$247,953**
Long-Term Debt	$237,721	$176,594	$103,510	$16,129	$0
Long-Term Liabilities	**$237,721**	**$176,594**	**$103,510**	**$16,129**	**$0**
Total Liabilities	**$333,101**	**$329,087**	**$296,269**	**$264,760**	**$247,953**
Paid-In Capital					
Retained Earnings		$48,805	$591,011	$1,270,971	$2,243,706
Earnings	$48,805	$542,205	$679,960	$972,735	$1,540,000

Total Owner's Equity	$48,805	$591,011	$1,270,971	$2,243,706	$3,783,706
Total Liabilities & Equity	$381,906	$920,097	$1,567,240	$2,508,466	$4,031,660

Appendix

Profit and Loss Statement (With Monthly Detail)

2024	Jan '24	Feb '24	Mar '24	Apr '24	May '24	June '24	July '24	Aug '24	Sept '24	Oct '24	Nov '24	Dec '24
Total Revenue			$78,111	$87,303	$93,798	$99,338	$102,734	$110,323	$117,563	$113,970	$107,067	$116,368
Total Direct Costs			$34,065	$36,582	$38,638	$41,307	$42,885	$45,189	$49,264	$47,360	$42,600	$47,201
Gross Margin			$44,046	$50,721	$55,159	$58,031	$59,849	$65,134	$68,299	$66,610	$64,467	$69,167
Gross Margin %			56%	58%	59%	58%	58%	59%	58%	58%	60%	59%
Operating Expenses												
Salaries and Wages			$11,257	$16,057	$16,057	$16,057	$16,057	$16,057	$16,057	$16,057	$16,057	$16,057
Employee Related Expenses			$2,251	$3,211	$3,211	$3,211	$3,211	$3,211	$3,211	$3,211	$3,211	$3,211
Rent			$6,400	$6,400	$6,400	$6,400	$6,400	$6,400	$6,400	$6,400	$6,400	$6,400
Insurance			$600	$600	$600	$600	$600	$600	$600	$600	$600	$600
Utilities			$1,050	$1,050	$1,050	$1,050	$1,050	$1,050	$1,050	$1,050	$1,050	$1,050
Initial Equipment & Startup Purchases		$56,000										
Renovations		$150,000										
Licenses, Fees	$6,500											
Linen Service			$200	$200	$200	$200	$200	$200	$200	$200	$200	$200
Waste Oil			$250	$250	$250	$250	$250	$250	$250	$250	$250	$250
Pest Control			$75	$75	$75	$75	$75	$75	$75	$75	$75	$75
Maintenance & Repairs												

Music			$31	$31	$31	$31	$31	$31	$31	$31	$31	$31
Security	$100	$100	$100	$100	$100	$100	$100	$100	$100	$100	$100	$100
Software Expenses		$200	$200	$200	$200	$200	$200	$200	$200	$200	$200	$200
Trash	$150	$150	$150	$150	$150	$150	$150	$150	$150	$150	$150	$150
Restroom / Cleaning Supplies		$75	$75	$75	$75	$75	$75	$75	$75	$75	$75	$75
Total Operating Expenses	**$6,750**	**$206,525**	**$22,639**	**$28,399**	**$28,399**	**$28,399**	**$28,399**	**$28,399**	**$28,399**	**$28,399**	**$28,399**	**$28,399**
Operating Income	**($6,750)**	**($206,525)**	**$21,406**	**$22,322**	**$26,760**	**$29,632**	**$31,449**	**$36,734**	**$39,900**	**$38,211**	**$36,068**	**$40,768**
Interest Incurred			$4,875	$4,824	$4,773	$4,721	$4,668	$4,614	$4,559	$4,504	$4,448	$4,391
Depreciation and Amortization	$216	$216	$216	$216	$216	$216	$216	$216	$216	$216	$216	$216
Gain or Loss from Sale of Assets												
Income Taxes	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$4,969	$7,232
Total Expenses	**$6,966**	**$206,741**	**$61,796**	**$70,022**	**$72,027**	**$74,643**	**$76,168**	**$78,418**	**$82,439**	**$80,480**	**$80,632**	**$87,439**
Net Profit	**($6,966)**	**($206,741)**	**$16,315**	**$17,281**	**$21,771**	**$24,695**	**$26,566**	**$31,904**	**$35,124**	**$33,491**	**$26,435**	**$28,929**
Net Profit / Sales			**21%**	**20%**	**23%**	**25%**	**26%**	**29%**	**30%**	**29%**	**25%**	**25%**

2025	Jan '25	Feb '25	Mar '25	Apr '25	May '25	June '25	July '25	Aug '25	Sept '25	Oct '25	Nov '25	Dec '25
Total Revenue	$143,651	$136,166	$154,743	$161,781	$166,626	$170,720	$175,114	$178,307	$182,803	$184,802	$179,505	$194,199
Total Direct Costs	$56,102	$52,919	$61,415	$64,066	$65,791	$67,910	$69,577	$70,952	$73,002	$73,833	$69,747	$76,156
Gross Margin	$87,549	$83,246	$93,328	$97,715	$100,835	$102,810	$105,537	$107,355	$109,801	$110,969	$109,758	$118,043
Gross Margin %	61%	61%	60%	60%	61%	60%	60%	60%	60%	60%	61%	61%
Operating Expenses												
Salaries and Wages	$20,897	$20,897	$26,847	$26,847	$28,648	$28,638	$28,648	$28,648	$28,648	$28,648	$31,648	$31,648
Employee Related Expenses	$3,729	$3,729	$4,829	$4,829	$4,830	$4,828	$4,830	$4,830	$4,830	$4,830	$5,430	$5,430
Rent	$6,400	$6,400	$6,400	$6,400	$6,400	$6,400	$6,400	$6,400	$6,400	$6,400	$6,400	$6,400
Insurance	$600	$600	$600	$600	$600	$600	$600	$600	$600	$600	$600	$600
Utilities	$1,050	$1,050	$1,050	$1,050	$1,050	$1,050	$1,050	$1,050	$1,050	$1,050	$1,050	$1,050
Initial Equipment & Startup Purchases												
Renovations												
Licenses, Fees												
Linen Service	$200	$200	$200	$200	$200	$200	$200	$200	$200	$200	$200	$200
Waste Oil	$250	$250	$250	$250	$250	$250	$250	$250	$250	$250	$250	$250
Pest Control	$75	$75	$75	$75	$75	$75	$75	$75	$75	$75	$75	$75
Maintenance & Repairs			$150	$150	$150	$150	$150	$150	$150	$150	$150	$150
Music	$31	$31	$31	$31	$31	$31	$31	$31	$31	$31	$31	$31
Security	$100	$100	$100	$100	$100	$100	$100	$100	$100	$100	$100	$100
Software Expenses	$200	$200	$200	$200	$200	$200	$200	$200	$200	$200	$200	$200
Trash	$150	$150	$150	$150	$150	$150	$150	$150	$150	$150	$150	$150

Restroom / Cleaning Supplies	$75	$75	$75	$75	$75	$75	$75	$75	$75	$75	$75	$75
Total Operating Expenses	$33,757	$33,757	$40,957	$40,957	$42,759	$42,747	$42,759	$42,759	$42,759	$42,759	$46,359	$46,359
Operating Income	$53,791	$49,489	$52,371	$56,757	$58,076	$60,064	$62,778	$64,596	$67,042	$68,210	$63,399	$71,685
Interest Incurred	$4,333	$4,274	$4,214	$4,154	$4,092	$4,030	$3,966	$3,902	$3,837	$3,771	$3,703	$3,635
Depreciation and Amortization	$216	$216	$216	$216	$216	$216	$216	$216	$216	$216	$216	$216
Gain or Loss from Sale of Assets												
Income Taxes	$9,849	$9,000	$9,588	$10,477	$10,754	$11,164	$11,719	$12,095	$12,598	$12,845	$11,896	$13,567
Total Expenses	$104,258	$100,166	$116,390	$119,870	$123,612	$126,066	$128,237	$129,923	$132,411	$133,423	$131,921	$139,933
Net Profit	$39,394	$35,999	$38,353	$41,911	$43,014	$44,654	$46,877	$48,383	$50,391	$51,379	$47,584	$54,266
Net Profit / Sales	27%	26%	25%	26%	26%	26%	27%	27%	28%	28%	27%	28%

2026	Jan '26	Feb '26	Mar '26	Apr '26	May '26	June '26	July '26	Aug '26	Sept '26	Oct '26	Nov '26	Dec '26
Total Revenue	$228,241	$218,064	$232,145	$238,133	$242,318	$245,316	$245,316	$256,408	$260,406	$260,406	$260,006	$264,006
Total Direct Costs	$84,673	$81,030	$86,926	$89,042	$90,594	$92,477	$92,477	$96,567	$98,029	$98,029	$95,975	$98,037
Gross Margin	$143,568	$137,034	$145,219	$149,090	$151,724	$152,839	$152,839	$159,841	$162,377	$162,377	$164,030	$165,969
Gross Margin %	63%	63%	63%	63%	63%	62%	62%	62%	62%	62%	63%	63%
Operating Expenses												
Salaries and Wages	$51,897	$50,897	$51,497	$55,797	$61,297	$61,297	$61,298	$61,298	$64,798	$64,798	$64,798	$64,798
Employee Related Expenses	$9,659	$9,659	$9,659	$10,359	$11,059	$11,059	$11,060	$11,060	$11,760	$11,760	$11,760	$11,760
Rent	$6,400	$6,400	$6,400	$6,400	$6,400	$6,400	$6,400	$6,400	$6,400	$6,400	$6,400	$6,400
Insurance	$600	$600	$600	$600	$600	$600	$600	$600	$600	$600	$600	$600
Utilities	$1,050	$1,050	$1,050	$1,050	$1,050	$1,050	$1,050	$1,050	$1,050	$1,050	$1,050	$1,050
Initial Equipment & Startup Purchases												
Renovations												
Licenses, Fees												
Linen Service	$200	$200	$200	$200	$200	$200	$200	$200	$200	$200	$200	$200
Waste Oil	$250	$250	$250	$250	$250	$250	$250	$250	$250	$250	$250	$250
Pest Control	$75	$75	$75	$75	$75	$75	$75	$75	$75	$75	$75	$75
Maintenance & Repairs	$150	$150	$150	$150	$150	$150	$150	$150	$150	$150	$150	$150
Music	$31	$31	$31	$31	$31	$31	$31	$31	$31	$31	$31	$31
Security	$100	$100	$100	$100	$100	$100	$100	$100	$100	$100	$100	$100
Software Expenses	$200	$200	$200	$200	$200	$200	$200	$200	$200	$200	$200	$200
Trash	$150	$150	$150	$150	$150	$150	$150	$150	$150	$150	$150	$150

Restroom / Cleaning Supplies	$75	$75	$75	$75	$75	$75	$75	$75	$75	$75	$75	$75
Total Operating Expenses	$70,837	$69,837	$70,437	$75,437	$81,637	$81,637	$81,639	$81,639	$85,839	$85,839	$85,839	$85,839
Operating Income	$72,730	$67,197	$74,782	$73,653	$70,086	$71,202	$71,200	$78,202	$76,538	$76,538	$78,192	$80,130
Interest Incurred	$3,566	$3,496	$3,424	$3,352	$3,278	$3,204	$3,128	$3,051	$2,973	$2,894	$2,813	$2,732
Depreciation and Amortization	$216	$216	$216	$216	$216	$216	$216	$216	$216	$216	$216	$216
Gain or Loss from Sale of Assets												
Income Taxes	$13,789	$12,697	$14,229	$14,017	$13,318	$13,557	$13,571	$14,987	$14,670	$14,686	$15,032	$15,437
Total Expenses	$173,081	$167,276	$175,232	$182,065	$189,043	$191,091	$191,030	$196,459	$201,726	$201,663	$199,875	$202,261
Net Profit	$55,160	$50,788	$56,913	$56,068	$53,274	$54,225	$54,286	$59,948	$58,680	$58,743	$60,130	$61,745
Net Profit / Sales	24%	23%	25%	24%	22%	22%	22%	23%	23%	23%	23%	23%

	2024	2025	2026	2027	2028
Total Revenue	$1,026,575	$2,028,416	$2,950,762	$4,219,223	$5,695,955
Total Direct Costs	$425,092	$801,470	$1,103,855	$1,538,493	$2,075,167
Gross Margin	$601,483	$1,226,946	$1,846,907	$2,680,730	$3,620,788
Gross Margin %	**59%**	**60%**	**63%**	**64%**	**64%**
Operating Expenses					
Salaries and Wages	$155,770	$330,662	$714,470	$1,122,747	$1,327,141
Employee Related Expenses	$31,154	$56,952	$130,614	$202,149	$243,028
Rent	$64,000	$76,800	$76,800	$76,800	$76,800
Insurance	$6,000	$7,200	$7,200	$7,200	$7,200
Utilities	$10,500	$12,600	$12,600	$12,600	$12,600
Initial Equipment & Startup Purchases	$56,000				
Renovations	$150,000				
Licenses, Fees	$6,500				
Linen Service	$2,000	$2,400	$2,400	$2,400	$2,400
Waste Oil	$2,500	$3,000	$3,000	$3,000	$3,000
Pest Control	$750	$900	$900	$900	$900
Maintenance & Repairs		$1,500	$1,800	$1,800	$1,800
Music	$310	$372	$372	$372	$372
Security	$1,200	$1,200	$1,200	$1,200	$1,200
Software Expenses	$2,200	$2,400	$2,400	$2,400	$2,400
Trash	$1,800	$1,800	$1,800	$1,800	$1,800
Restroom / Cleaning Supplies	$825	$900	$900	$900	$900
Total Operating Expenses	$491,509	$498,686	$956,456	$1,436,268	$1,681,541
Operating Income	$109,974	$728,259	$890,451	$1,244,462	$1,939,247

Mushroom Culture

Interest Incurred	$46,376	$47,910	$37,909	$25,952	$11,655
Depreciation and Amortization	$2,591	$2,591	$2,591	$2,591	$2,591
Gain or Loss from Sale of Assets					
Income Taxes	$12,201	$135,552	$169,990	$243,183	$385,000
Total Expenses	**$977,770**	**$1,486,210**	**$2,270,802**	**$3,246,488**	**$4,155,955**
Net Profit	**$48,805**	**$542,205**	**$679,960**	**$972,735**	**$1,540,000**
Net Profit / Sales	**5%**	**27%**	**23%**	**23%**	**27%**

Balance Sheet (With Monthly Detail)

2024	Jan '24	Feb '24	Mar '24	Apr '24	May '24	June '24	July '24	Aug '24	Sept '24	Oct '24	Nov '24	Dec '24
Cash	($27,050)	$91,425	$111,999	$126,940	$154,358	$185,174	$191,489	$230,451	$273,266	$282,642	$320,628	$364,198
Accounts Receivable			$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Inventory												
Other Current Assets												
Total Current Assets	**($27,050)**	**$91,425**	**$111,999**	**$126,940**	**$154,358**	**$185,174**	**$191,489**	**$230,451**	**$273,266**	**$282,642**	**$320,628**	**$364,198**
Long-Term Assets	$20,300	$20,300	$20,300	$20,300	$20,300	$20,300	$20,300	$20,300	$20,300	$20,300	$20,300	$20,300
Accumulated Depreciation	($216)	($432)	($648)	($864)	($1,080)	($1,296)	($1,512)	($1,728)	($1,944)	($2,160)	($2,376)	($2,591)
Total Long-Term Assets	**$20,084**	**$19,868**	**$19,652**	**$19,436**	**$19,220**	**$19,004**	**$18,788**	**$18,572**	**$18,356**	**$18,140**	**$17,924**	**$17,709**
Total Assets	**($6,966)**	**$111,293**	**$131,651**	**$146,376**	**$173,578**	**$204,178**	**$210,277**	**$249,024**	**$291,622**	**$300,782**	**$338,553**	**$381,906**
Accounts Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Income Taxes Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$4,969	$12,201
Sales Taxes Payable			$7,421	$8,293	$17,204	$26,641	$9,760	$20,241	$31,409	$10,827	$20,999	$32,054
Short-Term Debt		$44,053	$44,714	$45,385	$46,065	$46,756	$47,458	$48,170	$48,892	$49,626	$50,370	$51,126
Prepaid Revenue												
Total Current Liabilities	**$0**	**$44,053**	**$52,135**	**$53,678**	**$63,269**	**$73,397**	**$57,218**	**$68,411**	**$80,301**	**$60,453**	**$76,338**	**$95,381**
Long-Term Debt		$280,947	$276,908	$272,809	$268,648	$264,424	$260,138	$255,787	$251,371	$246,888	$242,339	$237,721
Long-Term Liabilities		**$280,947**	**$276,908**	**$272,809**	**$268,648**	**$264,424**	**$260,138**	**$255,787**	**$251,371**	**$246,888**	**$242,339**	**$237,721**

Mushroom Culture

Total Liabilities	$0	$325,000	$329,043	$326,486	$331,917	$337,822	$317,356	$324,198	$331,672	$307,341	$318,677	$333,101
Paid-In Capital												
Retained Earnings												
Earnings	($6,966)	($213,707)	($197,392)	($180,110)	($158,339)	($133,644)	($107,078)	($75,174)	($40,050)	($6,559)	$19,876	$48,805
Total Owner's Equity	($6,966)	($213,707)	($197,392)	($180,110)	($158,339)	($133,644)	($107,078)	($75,174)	($40,050)	($6,559)	$19,876	$48,805
Total Liabilities & Equity	($6,966)	$111,293	$131,651	$146,376	$173,578	$204,178	$210,277	$249,024	$291,622	$300,782	$338,553	$381,906

2025	Jan '25	Feb '25	Mar '25	Apr '25	May '25	June '25	July '25	Aug '25	Sept '25	Oct '25	Nov '25	Dec '25
Cash	$391,329	$445,500	$492,118	$486,271	$551,924	$619,954	$611,302	$684,585	$760,740	$750,900	$823,100	$904,980
Accounts Receivable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Inventory												
Other Current Assets												
Total Current Assets	$391,329	$445,500	$492,118	$486,271	$551,924	$619,954	$611,302	$684,585	$760,740	$750,900	$823,100	$904,980
Long-Term Assets	$20,300	$20,300	$20,300	$20,300	$20,300	$20,300	$20,300	$20,300	$20,300	$20,300	$20,300	$20,300
Accumulated Depreciation	($2,807)	($3,023)	($3,239)	($3,455)	($3,671)	($3,887)	($4,103)	($4,319)	($4,535)	($4,751)	($4,967)	($5,183)
Total Long-Term Assets	$17,493	$17,277	$17,061	$16,845	$16,629	$16,413	$16,197	$15,981	$15,765	$15,549	$15,333	$15,117
Total Assets	$408,822	$462,777	$509,179	$503,116	$568,553	$636,366	$627,499	$700,566	$776,505	$766,449	$838,433	$920,097
Accounts Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Income Taxes Payable	$22,050	$31,050	$28,437	$10,477	$21,231	$32,395	$11,719	$23,814	$36,412	$12,845	$24,741	$38,308
Sales Taxes Payable	$13,647	$26,582	$41,283	$15,369	$31,198	$47,417	$16,636	$33,575	$50,941	$17,556	$34,609	$53,058
Short-Term Debt	$51,892	$52,671	$53,461	$54,263	$55,077	$55,903	$56,741	$57,593	$58,456	$59,333	$60,223	$61,127
Prepaid Revenue												
Total Current Liabilities	$87,589	$110,303	$123,181	$80,109	$107,506	$135,715	$85,096	$114,982	$145,809	$89,734	$119,573	$152,493
Long-Term Debt	$233,033	$228,276	$223,447	$218,546	$213,571	$208,522	$203,396	$198,194	$192,914	$187,555	$182,115	$176,594
Long-Term Liabilities	$233,033	$228,276	$223,447	$218,546	$213,571	$208,522	$203,396	$198,194	$192,914	$187,555	$182,115	$176,594
Total Liabilities	$320,623	$338,579	$346,628	$298,655	$321,077	$344,236	$288,493	$313,176	$338,724	$277,289	$301,689	$329,087
Paid-In Capital												

Mushroom Culture

Retained Earnings	$48,805	$48,805	$48,805	$48,805	$48,805	$48,805	$48,805	$48,805	$48,805	$48,805	$48,805	$48,805
Earnings	$39,394	$75,393	$113,746	$155,656	$198,671	$243,325	$290,201	$338,585	$388,976	$440,355	$487,939	$542,205
Total Owner's Equity	$88,199	$124,198	$162,551	$204,462	$247,476	$292,130	$339,006	$387,390	$437,781	$489,160	$536,744	$591,011
Total Liabilities & Equity	$408,822	$462,777	$509,179	$503,116	$568,553	$636,366	$627,499	$700,566	$776,505	$766,449	$838,433	$920,097

2026	Jan '26	Feb '26	Mar '26	Apr '26	May '26	June '26	July '26	Aug '26	Sept '26	Oct '26	Nov '26	Dec '26
Cash	$938,083	$1,017,742	$1,068,017	$1,050,871	$1,135,725	$1,221,979	$1,198,391	$1,292,699	$1,385,723	$1,363,117	$1,457,756	$1,554,714
Accounts Receivable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Inventory												
Other Current Assets												
Total Current Assets	$938,083	$1,017,742	$1,068,017	$1,050,871	$1,135,725	$1,221,979	$1,198,391	$1,292,699	$1,385,723	$1,363,117	$1,457,756	$1,554,714
Long-Term Assets	$20,300	$20,300	$20,300	$20,300	$20,300	$20,300	$20,300	$20,300	$20,300	$20,300	$20,300	$20,300
Accumulated Depreciation	($5,399)	($5,615)	($5,831)	($6,047)	($6,263)	($6,479)	($6,695)	($6,911)	($7,127)	($7,343)	($7,559)	($7,774)
Total Long-Term Assets	$14,901	$14,685	$14,469	$14,253	$14,037	$13,821	$13,605	$13,389	$13,173	$12,957	$12,741	$12,526
Total Assets	$952,984	$1,032,427	$1,082,486	$1,065,124	$1,149,762	$1,235,800	$1,211,997	$1,306,088	$1,398,896	$1,376,074	$1,470,498	$1,567,240
Accounts Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Income Taxes Payable	$52,097	$64,794	$40,715	$14,017	$27,335	$40,892	$13,571	$28,558	$43,228	$14,686	$29,718	$45,155
Sales Taxes Payable	$21,683	$42,399	$64,453	$22,622	$45,643	$68,948	$23,305	$47,663	$72,402	$24,738	$49,439	$74,520
Short-Term Debt	$62,044	$62,974	$63,919	$64,878	$65,851	$66,839	$67,841	$68,859	$69,892	$70,940	$72,004	$73,084
Prepaid Revenue												
Total Current Liabilities	$135,824	$170,167	$169,087	$101,517	$138,829	$176,679	$104,717	$145,080	$185,522	$110,364	$151,161	$192,759
Long-Term Debt	$170,990	$165,302	$159,528	$153,668	$147,720	$141,683	$135,555	$129,336	$123,023	$116,615	$110,111	$103,510
Long-Term Liabilities	$170,990	$165,302	$159,528	$153,668	$147,720	$141,683	$135,555	$129,336	$123,023	$116,615	$110,111	$103,510
Total Liabilities	$306,813	$335,469	$328,615	$255,185	$286,549	$318,362	$240,272	$274,415	$308,544	$226,979	$261,272	$296,269
Paid-In Capital												

Retained Earnings	$591,011	$591,011	$591,011	$591,011	$591,011	$591,011	$591,011	$591,011	$591,011	$591,011	$591,011	$591,011
Earnings	$55,160	$105,948	$162,860	$218,929	$272,203	$326,428	$380,714	$440,662	$499,342	$558,085	$618,215	$679,960
Total Owner's Equity	$646,170	$696,958	$753,871	$809,939	$863,213	$917,439	$971,724	$1,031,673	$1,090,352	$1,149,095	$1,209,225	$1,270,971
Total Liabilities & Equity	$952,984	$1,032,427	$1,082,486	$1,065,124	$1,149,762	$1,235,800	$1,211,997	$1,306,088	$1,398,896	$1,376,074	$1,470,498	$1,567,240

Mushroom Culture

	2024	2025	2026	2027	2028
Cash	$364,198	$904,980	$1,554,714	$2,498,532	$4,024,317
Accounts Receivable	$0	$0	$0	$0	$0
Inventory					
Other Current Assets					
Total Current Assets	**$364,198**	**$904,980**	**$1,554,714**	**$2,498,532**	**$4,024,317**
Long-Term Assets	$20,300	$20,300	$20,300	$20,300	$20,300
Accumulated Depreciation	($2,591)	($5,183)	($7,774)	($10,366)	($12,957)
Total Long-Term Assets	**$17,709**	**$15,117**	**$12,526**	**$9,934**	**$7,343**
Total Assets	**$381,906**	**$920,097**	**$1,567,240**	**$2,508,466**	**$4,031,660**
Accounts Payable	$0	$0	$0	$0	$0
Income Taxes Payable	$12,201	$38,308	$45,155	$61,043	$96,546
Sales Taxes Payable	$32,054	$53,058	$74,520	$100,207	$135,278
Short-Term Debt	$51,126	$61,127	$73,084	$87,381	$16,129
Prepaid Revenue					
Total Current Liabilities	**$95,381**	**$152,493**	**$192,759**	**$248,631**	**$247,953**
Long-Term Debt	$237,721	$176,594	$103,510	$16,129	$0
Long-Term Liabilities	**$237,721**	**$176,594**	**$103,510**	**$16,129**	**$0**
Total Liabilities	**$333,101**	**$329,087**	**$296,269**	**$264,760**	**$247,953**
Paid-In Capital					
Retained Earnings		$48,805	$591,011	$1,270,971	$2,243,706
Earnings	$48,805	$542,205	$679,960	$972,735	$1,540,000
Total Owner's Equity	**$48,805**	**$591,011**	**$1,270,971**	**$2,243,706**	**$3,783,706**
Total Liabilities & Equity	**$381,906**	**$920,097**	**$1,567,240**	**$2,508,466**	**$4,031,660**

Cash Flow Statement (With Monthly Detail)

2024	Jan '24	Feb '24	Mar '24	Apr '24	May '24	June '24	July '24	Aug '24	Sept '24	Oct '24	Nov '24	Dec '24
Net Cash Flow from Operations												
Net Profit	($6,966)	($206,741)	$16,315	$17,281	$21,771	$24,695	$26,566	$31,904	$35,124	$33,491	$26,435	$28,929
Depreciation & Amortization	$216	$216	$216	$216	$216	$216	$216	$216	$216	$216	$216	$216
Change in Accounts Receivable			$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Inventory												
Change in Accounts Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Income Tax Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$4,969	$7,232
Change in Prepaid Revenue												
Change in Sales Tax Payable			$7,421	$872	$8,911	$9,437	($16,881)	$10,481	$11,168	($20,582)	$10,172	$11,055
Net Cash Flow from Operations	($6,750)	($206,525)	$23,952	$18,369	$30,898	$34,348	$9,901	$42,601	$46,508	$13,125	$41,792	$47,432
Investing & Financing												
Assets Purchased or Sold	($20,300)											
Investments Received												
Net Cash from Investing	($20,300)											

Dividends & Distributions												
Change in Short-Term Debt	$44,053	$661	$671	$681	$691	$701	$712	$723	$733	$744	$756	
Change in Long-Term Debt	$280,947	($4,039)	($4,099)	($4,161)	($4,223)	($4,287)	($4,351)	($4,416)	($4,482)	($4,550)	($4,618)	
Net Cash from Financing	**$325,000**	**($3,378)**	**($3,429)**	**($3,480)**	**($3,532)**	**($3,585)**	**($3,639)**	**($3,694)**	**($3,749)**	**($3,805)**	**($3,862)**	
Cash at Beginning of Period	$0	($27,050)	$91,425	$111,999	$126,940	$154,358	$185,174	$191,489	$230,451	$273,266	$282,642	$320,628
Net Change in Cash	($27,050)	$118,475	$20,574	$14,941	$27,418	$30,816	$38,962	$6,315	$42,815	$9,376	$37,987	$43,570
Cash at End of Period	**($27,050)**	**$91,425**	**$111,999**	**$126,940**	**$154,358**	**$185,174**	**$191,489**	**$230,451**	**$273,266**	**$282,642**	**$320,628**	**$364,198**

Mushroom Culture

2025	Jan '25	Feb '25	Mar '25	Apr '25	May '25	June '25	July '25	Aug '25	Sept '25	Oct '25	Nov '25	Dec '25
Net Cash Flow from Operations												
Net Profit	$39,394	$35,999	$38,353	$41,911	$43,014	$44,654	$46,877	$48,383	$50,391	$51,379	$47,584	$54,266
Depreciation & Amortization	$216	$216	$216	$216	$216	$216	$216	$216	$216	$216	$216	$216
Change in Accounts Receivable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Inventory												
Change in Accounts Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Income Tax Payable	$9,849	$9,000	($2,613)	($17,960)	$10,754	$11,164	($20,676)	$12,095	$12,598	($23,567)	$11,896	$13,567
Change in Sales Tax Payable	($18,407)	$12,935	$14,701	($25,914)	$15,829	$16,219	($30,781)	$16,939	$17,366	($33,385)	$17,053	$18,449
Change in Prepaid Revenue												
Net Cash Flow from Operations	$31,052	$58,150	$50,657	($1,747)	$69,813	$72,253	($4,364)	$77,633	$80,571	($5,357)	$76,749	$86,498
Investing & Financing												
Investments Received												
Assets Purchased or Sold												
Net Cash from Investing												
Dividends & Distributions												

Mushroom Culture

Change in Short-Term Debt											
$767	$778	$790	$802	$814	$826	$839	$851	$864	$877	$890	$903
Change in Long-Term Debt											
($4,687)	($4,757)	($4,829)	($4,901)	($4,975)	($5,049)	($5,125)	($5,202)	($5,280)	($5,359)	($5,440)	($5,521)
Net Cash from Financing											
($3,920)	($3,979)	($4,039)	($4,099)	($4,161)	($4,223)	($4,287)	($4,351)	($4,416)	($4,482)	($4,550)	($4,618)
Net Change in Cash											
$27,131	$54,171	$46,618	($5,847)	$65,652	$68,030	($8,651)	$73,282	$76,155	($9,840)	$72,199	$81,881
Cash at Beginning of Period											
$364,198	$391,329	$445,500	$492,118	$486,271	$551,924	$619,954	$611,302	$684,585	$760,740	$750,900	$823,100
Cash at End of Period											
$391,329	$445,500	$492,118	$486,271	$551,924	$619,954	$611,302	$684,585	$760,740	$750,900	$823,100	$904,980

Mushroom Culture

2026	Jan '26	Feb '26	Mar '26	Apr '26	May '26	June '26	July '26	Aug '26	Sept '26	Oct '26	Nov '26	Dec '26
Net Cash Flow from Operations												
Net Profit	$55,160	$50,788	$56,913	$56,068	$53,274	$54,225	$54,286	$59,948	$58,680	$58,743	$60,130	$61,745
Depreciation & Amortization	$216	$216	$216	$216	$216	$216	$216	$216	$216	$216	$216	$216
Change in Accounts Receivable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Inventory												
Change in Accounts Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Sales Tax Payable	($31,375)	$20,716	$22,054	($41,831)	$23,021	$23,305	($45,643)	$24,358	$24,739	($47,664)	$24,701	$25,081
Change in Income Tax Payable	$13,789	$12,697	($24,079)	($26,698)	$13,318	$13,557	($27,321)	$14,987	$14,670	($28,542)	$15,032	$15,437
Change in Prepaid Revenue												
Net Cash Flow from Operations	$37,790	$84,417	$55,103	($12,245)	$89,829	$91,303	($18,462)	$99,509	$98,305	($17,247)	$100,079	$102,479
Investing & Financing												
Assets Purchased or Sold												
Net Cash from Investing												
Investments Received												
Dividends & Distributions												

Mushroom Culture

Change in Short-Term Debt	$917	$931	$945	$959	$973	$988	$1,003	$1,018	$1,033	$1,048	$1,064	$1,080
Change in Long-Term Debt	($5,604)	($5,688)	($5,773)	($5,860)	($5,948)	($6,037)	($6,128)	($6,220)	($6,313)	($6,408)	($6,504)	($6,601)
Net Cash from Financing	**($4,687)**	**($4,757)**	**($4,829)**	**($4,901)**	**($4,975)**	**($5,049)**	**($5,125)**	**($5,202)**	**($5,280)**	**($5,359)**	**($5,440)**	**($5,521)**
Cash at Beginning of Period	$904,980	$938,083	$1,017,742	$1,068,017	$1,050,871	$1,135,725	$1,221,979	$1,198,391	$1,292,699	$1,385,723	$1,363,117	$1,457,756
Net Change in Cash	$33,102	$79,660	$50,275	($17,146)	$84,854	$86,254	($23,588)	$94,307	$93,024	($22,607)	$94,640	$96,958
Cash at End of Period	**$938,083**	**$1,017,742**	**$1,068,017**	**$1,050,871**	**$1,135,725**	**$1,221,979**	**$1,198,391**	**$1,292,699**	**$1,385,723**	**$1,363,117**	**$1,457,756**	**$1,554,714**

	2024	2025	2026	2027	2028
Net Cash Flow from Operations					
Net Profit	$48,805	$542,205	$679,960	$972,735	$1,540,000
Depreciation & Amortization	$2,591	$2,591	$2,591	$2,591	$2,591
Change in Accounts Receivable	$0	$0	$0	$0	$0
Change in Inventory					
Change in Accounts Payable	$0	$0	$0	$0	$0
Change in Income Tax Payable	$12,201	$26,107	$6,847	$15,888	$35,503
Change in Sales Tax Payable	$32,054	$21,004	$21,462	$25,687	$35,071
Change in Prepaid Revenue					
Net Cash Flow from Operations	**$95,652**	**$591,908**	**$710,861**	**$1,016,902**	**$1,613,166**
Investing & Financing					
Assets Purchased or Sold	($20,300)				
Net Cash from Investing	**($20,300)**				
Investments Received					
Dividends & Distributions					
Change in Short-Term Debt	$51,126	$10,001	$11,957	$14,297	($71,252)
Change in Long-Term Debt	$237,721	($61,127)	($73,084)	($87,381)	($16,129)
Net Cash from Financing	**$288,846**	**($51,126)**	**($61,127)**	**($73,084)**	**($87,381)**
Net Change in Cash	$364,198	$540,782	$649,734	$943,818	$1,525,785
Cash at Beginning of Period	$0	$364,198	$904,980	$1,554,714	$2,498,532
Cash at End of Period	**$364,198**	**$904,980**	**$1,554,714**	**$2,498,532**	**$4,024,317**